                                                      UNITED STATES                                  OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                        ---------------------------
                                                 Washington, D.C. 20549                              OMB Number: 3235-0058
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                                                FORM 12b-25                                          SEC FILE NUMBER
                                        NOTIFICATION OF LATE FILING                                  01-9009
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(Check One): [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [ ] Form 10-Q   [ ]Form N-SAR          CUSIP NUMBER
                                                                                                     889068-10-5
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                  For Period Ended:  December 29, 2001
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                      [ ]  Transition Report on Form 10-K
                      [ ]  Transition Report on Form 20-F
                      [ ]  Transition Report on Form 11-K
                      [ ]  Transition Report on Form 10-Q
                      [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above,  identify the
Items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

          Tofutti Brands Inc.
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Full Name of Registrant

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Former Name if Applicable

          50 Jackson Drive
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Address or Principal Executive Office (Street and Number)

           Cranford, New Jersey  07016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The   Registrant  and  its  auditors  are  in  the  process  of  finalizing  the
Registrant's  audited  report  for  fiscal  2001,  but due to the three  days of religious  holidays on March  27-29 and the absence of some of the  Registrant's officers and Audit  Committee  members,  it is unable to complete the  financial portion  of its Report on Form  10-KSB,  integrate  the  textual  and  financial portions of such Report and convert it into the EDGAR  format  before the filing deadline without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Steven Kass, Chief Financial Officer    908             272-2400
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      (Name)                             (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the year ended December 29, 2001 were $16,254,000 compared with net sales of $13,343,000 for the year ended December 30, 2000. For the year ended December 29, 2001, the Registrant had operating income of $1,553,000 as compared with operating income of $1,456,000 for the 2000 period. Net income for the year ended December 29, 2001 was $1,150,000 compared to $956,000 in the 2000 period.
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                               Tofutti Brands Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2002                  By:/s/Steven Kass
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                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).